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July 12, 2021

Re:	On Holding AG

Draft Registration Statement on Form F-1

Submitted June 4, 2021

CIK No. 0001858985

CONFIDENTIAL

Mr. Thomas Jones

Mr. Perry Hindin

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Mr. Thomas Jones and Mr. Perry Hindin:

On behalf of our client, On Holding AG, a Swiss corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (CIK No. 0001858985, the “Draft Registration Statement”) contained in the Staff’s letter dated July 1, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting Draft Submission No. 2 of the Registration Statement (“Submission No. 2”) together with this response letter. We are also sending, under separate cover, a copy of Submission No. 2 and three marked copies of Submission No. 2 showing the changes to the Draft Registration Statement confidentially submitted on June 4, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Submission No. 2 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Submission No. 2.

Draft Registration Statement on Form F-1

Market and Industry Data, page iv

1.	Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.

Response:	The Company has confirmed to us that it did not commission any of the third-party data included in the Registration Statement.

Partners’ Letter, page viii

2.	Please move this section to another appropriate section after the Risk Factors section.

Response:	We respectfully acknowledge the Staff’s comment and have moved the letter from the On Partners to pages 71 to 73 of Submission No. 2.

Summary, page 1

3.	Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your net losses.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 4, 6, 9 and 12 of Submission No. 2. We have also made conforming changes to pages 76, 77, 99, 101 and 104 of Submission No. 2. We have also revised the disclosure to include an additional risk factor under the heading “Risk Factors—Risks Related to our Business, Business Strategy and Industry—We have incurred net losses in the past and may incur net losses in the future”, which appears on page 27 of Submission No. 2.

Implications of Being an Emerging Growth Company, page 14

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will supplementally provide, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials upon completion of its review.

Non-IFRS Measures, page 83

5.

We note that your EBITDA measure adjusts for “Foreign exchange result.” Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove the Foreign exchange adjustment from your calculation of EBITDA or alternatively, you may include such adjustments in your calculation of Adjusted EBITDA. Please refer to Question 103.01 of the Commission´s Compliance and Disclosure Interpretations: Non-GAAP Measures dated April 4, 2018.

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Response:

We respectfully acknowledge the Staff’s comment and, in accordance with the definition of EBITDA provided in Question 103.01 of the Commission’s Compliance and Disclosure Interpretations, have amended the disclosure to remove references to EBITDA and include “Foreign exchange result” as an adjustment in the calculation of Adjusted EBITDA. Accordingly, we have revised the disclosure on pages iii, iv, 21, 81, 87 and 88 of Submission No. 2.

6.

We note your presentation of Adjusted Net Income and Adjusted EPS. Please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated, or explain why you do not believe this is necessary. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

We respectfully acknowledge the Staff’s comment and have revised the presentation of Adjusted Net Income and Adjusted EPS to present the effect of income taxes as a separate adjustment. In addition, additional disclosure has been added explaining how the tax effects of non-IFRS adjustments are calculated. The Company has advised us that the effect of income taxes as a separate adjustment has been calculated by applying the local tax rate on the tax deductible portion of the non-IFRS adjustments. Accordingly, we have revised the disclosure on pages iii, iv, 21, 81 and 88 of Submission No. 2.

Liquidity and Capital Resources, page 86

7.

It appears that On Holdings is structured as a holding company that relies of distributions from operating subsidiaries to fund cash requirements. If appropriate, please clarify this in your filing and revise your disclosures to discuss any material restrictions on your ability to transfer funds from your operating subsidiaries and the potential impact on your liquidity.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that On Holding AG is structured as a holding company that relies on distributions from operating subsidiaries to fund cash requirements. The Company has advised us that there are no material restrictions on the Company’s ability to repatriate cash from its subsidiaries. Accordingly, we have revised the disclosure on page 89 of Submission No. 2.

Intellectual Property, page 108

8.	Please disclose the material terms of the agreements with third parties you refer to on page 45, such as the duration and the termination provisions, Refer to Item 10.C of Form 20-F.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company does not believe that the material terms of the above agreements are required to be disclosed in the Draft Registration Statement. Item 10.C of Form 20-F requires a summary of “each material contract, other than contracts entered

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into in the ordinary course of business”. The Company has concluded that the agreement with Tenro AG is not material and advises the Staff that the agreement relates to products that have generated less than 5% of the Company’s net sales in 2020. In addition, the Company believes that the agreement with Tenro AG has been entered into in the ordinary course of business. License agreements with third parties to obtain the rights to certain brands or to allow commercialization of products are common in the sportswear industry. As a result of the Company’s determination that the above agreement has been entered in the ordinary course of business, and is also not material, it is not required to disclose a summary of the agreement.

9.	Please file as an exhibit the license agreement mentioned on page 45 or tell us why you do not believe this is required. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We respectfully submit that we do not believe that the agreement with Tenro AG (the “Tenro Agreement”) is required to be disclosed in the Draft Registration Statement. In the ordinary course of business, the Company and other participants in the sportswear industry commonly enter into license agreements with third parties to obtain the rights to certain brands or to allow the commercialization of the Company’s products. Accordingly, such agreements, including the Tenro Agreement, are contracts of the type that ordinarily accompany the Company’s business, and do not fall within Item 601(b)(10)(i) of Regulation S-K, which requires filing of contracts that are not made in the ordinary course of business and are material to the registrant.

Under Item 601(b)(10)(ii) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits. Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to these agreements as they do not involve any insider counterparties the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B), a contract must be filed if it is an agreement “upon which the registrant’s business is substantially dependent”, including “continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials”; and “any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent”.

Item 601(b)(10)(ii)(B) of Regulation S-K is not applicable, as the Company’s business is not substantially dependent on the Tenro Agreement. The agreement does not involve continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials. In fact, the Tenro Agreement relates to products that generated less than 5% of the Company’s revenue in 2020. In addition, the Company does not depend on any single license agreement described on page 45 of the Registration Statement to a material extent given the level of sales generated from them.

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Principal Shareholders, page 120

10.	Please revise your disclosure to identify the natural person or persons who have voting and investment of the shares held by each entity in the table.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 123 and 124 of Submission No. 2.

11.	Please provide the disclosure required by Item 7.A.2. of Form 20-F.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 123 of Submission No. 2.

No Sales of Similar Securities, page 156

12.	Please disclose the exceptions to the agreements with your directors, officers and existing stockholders.

Response:	We respectfully acknowledge the Staff’s comment and will disclose such information in a future amendment once the final terms of such agreements have been determined.

Enforcement of Judgments, page 170

13.	Please revise the disclosure in the first paragraph of this section to identify counsel and file the consent of counsel as an exhibit.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 174 of Submission No. 2 to address the Staff’s comment and confirm that the consent of Lenz & Staehelin will be provided as Exhibit 23.2 to a subsequent submission.

Please do not hesitate to contact me at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick Deanna L. Kirkpatrick

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cc:	Via E-mail
David Allemann, Founder and Executive Co-Chairman

Michael Kaplan, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

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